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Filed by Seacoast Financial Services Corporation
(Commission File No. 000-25077)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company: Abington Bancorp, Inc.
Commission File No.: 0-16018

        This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of Seacoast Financial Services Corporation following the consummation of the merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: (1) the businesses of Seacoast Financial Services Corporation and Abington Bancorp, Inc. may not be combined successfully, or such combination may take longer to accomplish than expected; (2) expected cost savings from the merger cannot be fully realized or realized within the expected timeframes; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with government approvals of the merger; (5) the stockholders of Abington may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competitive pressures from other financial service companies in Seacoast Financial's and Abington's markets may increase significantly; and (10) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in Seacoast Financial's filings with the Securities and Exchange Commission. Seacoast Financial does not undertake or intend to update any forward-looking statements.

        Seacoast Financial and Abington will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4. Investors are urged to read the registration statement on Form S-4 containing a prospectus/proxy statement regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Seacoast Financial can be obtained, without charge, by directing a request to Seacoast Financial Services Corporation, One Compass Place, New Bedford, Massachusetts 02740, Attn: James R. Rice, Senior Vice President, Marketing, telephone (508) 984-6000. In addition, documents filed with the SEC by Abington can be obtained, without charge, by directing a request to Abington Bancorp, Inc., 97 Libbey Parkway, Weymouth, Massachusetts 02189, Attn: Corporate Secretary, telephone (781) 682-3400. WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. Abington and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger.

Information about the directors and executive officers of Abington and their ownership of Abington common stock is set forth in the proxy statement for Abington's 2003 annual meeting of stockholders as filed on Schedule 14A with the SEC on June 27, 2003. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction when it becomes available.

THE FOLLOWING IS A COPY OF THE TRANSCRIPT OF THE WEB CONFERENCE CALL FOR INVESTORS, ANALYSTS AND OTHER INTERESTED PARTIES HELD ON TUESDAY, OCTOBER 21, 2003, AT 2 P.M. EASTERN STANDARD TIME TO DISCUSS THE ACQUISITION

OF ABINGTON BANCORP, INC. BY SEACOAST FINANCIAL SERVICES CORPORATION, AS POSTED ON THE SEACOAST FINANCIAL SERVICES CORPORATION'S WEBSITE (www.seacoastfinancial com).

Moderator: Jim Rice
October 21, 2003
2:00 pm ET

Jim Rice:	Good afternoon ladies and gentlemen. It's my pleasure to welcome you to the conference call regarding Seacoast's Acquisition of Abington Bancorp.
Before we begin, if I could just get some formalities out of the way. For those of you that are in listen only mode, I'm going to proceed and I'll try to fly through the forward-looking statement.

This presentation contains forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended and Section 21 E of the Securities Exchange Act of 1934 as amended, with respect to the financial condition, results of operations and business of Seacoast Financial Services Corporation following the confirmation of the merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include but are not limited to the following. Number one, the business of Seacoast Financial Services and Abington Bancorp may not be combined successfully or such combination may take longer to accomplish than expected; two, expected cost savings from the merger cannot be fully realized or realized within the expected time frame; three, operating cost, customer loss and business disruption following the merger including adverse effects on relationships with employees may be greater than expected; four, governmental approval for the merger may not be obtained or adverse regulatory conditions may be imposed in connection with government approvals of the merger; five, the stockholders of Abington may fail to approve the merger; six, adverse governmental or regulatory policies may be enacted; seven, the interest rate environment may further compress margins and adversely effect net interest income; eight, the risk associated with continued diversification of assets and adverse changes to credit quality; nine, competitive pressures from other financial service companies in Seacoast Financial's and Abington's market may increase significantly; and ten, the risk of an economic slowdown that would adversely affect credit quality in loan origination.

Other factors may cause actual results to differ from forward-looking statements are described in Seacoast Financial's filings with the SEC. Neither the Seacoast Financial nor Abington undertakes or intends to update any forward-looking statements.

With that said, I'd like to introduce our speakers today. Kevin Champagne is the President and CEO of Seacoast Financial. Joining us here also is Frank Mascianica, the CFO of Seacoast Financial. At another location but on the call as well is Jim Hunt, President and CEO of Abington—I'm sorry—Jim McDonough, President and CEO of Abington and Jim Hunt, CFO of Abington.
We'll now turn the presentation over to Kevin Champagne.
Kevin Champagne:	Good afternoon.
On behalf of the Board of Directors and the management team here at Seacoast Financial, I'd like to welcome you all to this call.

I'm extremely delighted for a number of reasons to be able to participate in this call today, and to announce the merger or the potential merger of Compass Bank and Abington Bank.

Jim McDonough's franchise at Abington is one that we here at Compass have sought after for a number of years, for a number of very important reasons, which we'll highlight in our presentation. We feel that it's strategically important to close the gap between our existing presence in the southern part of Massachusetts and our recent acquisitions in the greater Boston area that were announced last year with Bay State Federal.

In addition to closing in that gap and solidifying the geographic footprint of the franchise, it's going to give me the special opportunity to work very closely going forward with somebody who I've become quite familiar with over the years and someone who I respect in this industry. And that's my good friend Jim McDonough from Abington.

The combination of the two companies will create the largest independent savings bank in Massachusetts, with a market cap estimated to be in excess of $700 million. We view the resulting pro forma franchise as really a non-replicable presence here in Southeastern Massachusetts. Through one franchise that will cover seven counties in the southern and southeastern part of the state, we feel there would be unique market opportunities that will be addressed our way. And any potential entrant in to this market would be able to find in the resulting pro forma franchise, kind of one-stop shopping, if you will.

To have a presence in the markets in which the pro forma company will exist, you would have to replicate that by acquiring multiple of the companies. We will wind up with a retail franchise of about 64 branches that will extend south from Boston to the Rhode Island border and over through Cape and The Islands.

We will continue to have a state chartered thrift whose balance sheet is characteristic more of a commercial bank with a full service community banking focus. We have been a public company now, less than five years. And we'd like to point to this transaction as a tangible example of how we have attempted to increase shareholder value by increasing the value of our franchise.

We—prior to the time of conversion to a public company and since then—have had considerable experience in acquiring, merging, and consolidating community banking franchises. Prior to the time we've converted to public status, we—we had a—in 1986 the Fall River Savings Bank was a mutual-to-mutual conversion for us.

In 1994, the first that I became CEO of the company, we did two relatively small deals for Martha's Vineyard National Bank, an acquisition on the Island of Martha's Vineyard county of Dukes County. And the failed Plymouth Federal Savings and Loan franchise we acquired from the RTC.
In '98, that was kind of a watershed year for us, that was the year in which we did the Sandwich Cooperative Bank acquisition and did a simultaneous IPO and conversion.
The end of 2000 was Home Port otherwise known as the Nantucket Bank. The end of 2002, Bay State Federal, and today the announcement of Abington Bancorp.

Moving on to Page 3 of the presentation, summary of highlights. The per share value here of this transaction is $34. The aggregate deal value is approximately $140 million, consideration is split between 75% of stock and 25% cash. There is a fix exchange ratio of approximately 1.45 shares of Seacoast for every share of Abington. There are walk away provisions that consist of a double trigger.

Estimated cost savings in our modeling for this transaction anticipate 25% efficiencies in year one and 30% in year two. There is a termination fee of approximately 4.3% of deal price equating to approximately $6 million.

From a governance stand point, Jim McDonough, along with two directors to be named, will be coming on board—both the board of Compass Bank and the board of Seacoast in order to represent the interest of the communities in which Abington now does business.
Subject to all of the customary regulatory approvals and an Abington vote, we expect closing of the transaction to occur either late first quarter or early second quarter 2004.
Pro forma ownership of the company would consist of approximately 15% by Abington shareholders.

If we take a look at the Abington Bancorp, Abington Savings Bank today. We are reflecting June 30 numbers on this slide at Page 4. Abington has yet to publish third quarter numbers and earlier in the third quarter they had announced a substantial reorganization of the balance sheet assets. And through our due diligence, we have determined that the resulting assets of the company would be somewhat less than this June 30 number but still consistent with the numbers previously announced by the company.

We see two great strengths in the franchise that we are acquiring. One, I would characterize is a continuing and existing strength, and that is the $400 plus million dollars of loans. And the other is the $664 million of deposits, 90% of which are core deposits.

The evolving strength of the loan portion of the balance sheet, I think is one of the things that we see as a significant future benefit. Our company model calls for a significantly higher percentage of assets to be embodied in loans. Today we're running something probably just under 80% at Seacoast. Today, Abington's balance sheet is probably in the mid 40% loans to asset. So we see a tremendous opportunity to have the assets of Abington gravitate and be more reflective of the composition you'd find at Seacoast and in Compass.
Day-to-day they operate 17 branches principally in Plymouth County with some offices in Norfolk and Suffolk Counties. Of those 17 offices, 12 are full service, five are supermarket facilities.
This transaction would result in us having a very strong third position market share in Plymouth County, very close to the second position shareholder there in that county.
The rationale for the transaction, why have we engaged in this endeavor?
First of all—first and foremost, it's consistent with our longer-term objectives to become a regional acquirer of smaller community banking franchises here in our market and in contiguous markets.
We feel it's a natural extension of the existing franchise, moving up towards the Boston area. And it also fills in—as you will see in the map later on the presentation—geographically, extremely well.

It creates a much stronger strategic and financial base on which we can expand on an organic basis. If you look at the map, it gives you a very visual impression that there would no longer be required on our part acquisitions to solidify the southeastern part of the state. We can expand our revenue base and our market share by growing organically.

One recent transaction that was announced a couple of weeks ago, whereby Webster came in to Southeastern Massachusetts and acquired First Fed. I think it will also provide us unique opportunities to benefit from customers who might choose to remain with a local Massachusetts corporation.

There is also—I think—significant evidence of diversification of Seacoast funding base especially with Abington's heavy core deposit mix. What does the future hold? I think significant opportunities on the balance sheet, again, I don't think we can underestimate their low deposit—local deposit mix year here did more than 90% of their deposits in core, that's very untypical of what you find in most community banks.

We see a significant opportunity for growth potential by having securities gravitate a little further down on the balance sheet to the long classification. And today their—Abington has identified on numerous occasions opportunities where they would like to lend more money to individual entities but with a $4 million borrowing limit, their opportunities are in some cases limited.

Today, Compass has a $20 million limit to any one borrower and so we see additional opportunities that would have perhaps bypass or slip through Abington's grasp would now well be within Compass' grasp in those areas.

I don't think we can underestimate the impact that Compass Bank's cross selling and sales culture would have on cross selling of additional products and services. And again, the consolidation of the franchise is also solidified, geographically, that footprint.

We view the transaction, and the shareholders hopefully will share with our sentiments that this is a very attractive transaction for us. It will clearly be accretive to gap earnings per share in the first full year. Again, in reiterating, we estimated cost savings and efficiencies of 25% in year one and 30% in year two.

And as I have indicated so many times in the past when we look at potential acquisition targets, we try to do so in a very conservative and disciplined fashion. And that we will only model in our assumptions in those efficiencies that we know we can reach out, identify, touch and quantify. And we do not factor in to our estimates for future earnings, anything that we might do to further enhance revenues by cross selling additional products and services or by in this case, having the balance sheet evolve to be more a loan sensitive.

The rationalization of the transaction—moving on to Page 7 of the presentation—we view this as a very low risk transaction. We have, as I've indicated in it before, demonstrated success in integrating similar sized companies. And on the slide you'll see an example again of four of them. I've reviewed those—I think dates with you earlier.

There was also that Martha's Vineyard in 1994. And there was also the Plymouth Federal Savings and Loan, that was—I believe somewhere in the order of $100 million, also in 1994 there. Those are all transactions that we've done since we became a public company in 1998.

I think Abington's geographic markets and product lines are well known to us, even though it's an extension to a continuous market. We do have several lending relationships and the borrowing relationships in these markets. The businesses and the lending opportunities are also well known to us. The balance sheet as we view it is—and the income statement are very transparent and we see little if any risk inherent in that balance sheet.

Abington has—since they released their June numbers—announced and affected a significant restructuring and downsizing. And we may ask—I would ask Jim McDonough and Jim Hunt, to maybe comment on that a little bit later in the presentation.

The next page you see the map and hopefully that page is a very conclusive picture, a compelling picture it, certainly does for us. Moving on through the next number of pages, I'm going to ask Frank Mascianica, our CFO to make some comments and then I'd like to come in at the end and make summaries. So at this point, Frank.
Frank Mascianica:	Thank you, Kevin. And good afternoon to all of our listeners.

If you focus in on Page 9 of the presentation today, which shows the transaction pricing. As we announced this is being done at $34 per share. And as you can see when we priced it, when we compare with two comparable transactions—that had been recently concluded—the metrics present, I think a fairly comparable position in regards to its each pricing structure.

Price in regards to the last 12 months trailing earnings for Abington—this price would be representative 27 times, those are trailing earnings. I guess the qualify here is to point out that the last 12 months of earnings at Abington have also had some restatement issues as well as some one time charges associated with it. So, there is some static within those earnings as we make this comparison. Needless to say the 27 times does show it to be above the median and the mean, based upon these comparable transactions.
On a price to book basis, 2.2 times the book value of...
Man:	....with your a—within the instruction sheet.
Operator:	Pardon interruption. This is the operator. Please hold. It looks like the speaker has disconnected and will be on one moment.
Man:	They could have at least [unintelligible].
Operator:	Pardon the interruption again. Of course, still waiting for Chairperson to dial back in. We're trying to contact him. And we will be holding our music hold until the conference begin.
Man:	....[unintelligible] yeah. [Unintelligible]
Operator:	Thank you for holding, ladies and gentlemen. We now have Mr. Jim Rice back online.
Jim Rice:	Hi, good afternoon again. I apologize. We were disconnected at a certain point and we're not quite sure where in the presentation we were disconnected. If someone...
Man:	[Unintelligible]. We'll start again?
Man:	Yes.
Jim Rice:	We will start again with Frank Mascianica, the CFO, on Page ...

Frank Mascianica:	Nine.
Jim Rice:	....9.
Frank Mascianica:	Yes. Good afternoon again everybody. I apologize for the technical snafu here, but in any event—I'm sorry if I'm repeating for some of you but I would go ahead and pick up on Page 9.

The transaction pricing as we've talked, about is at $34 a share. And when we look at that pricing and compare it to comparable transactions that have been recently completed, we can see that the numbers are fairly comparable in regard to that financial perspective.

The first metrics in the price to the last 12 months trailing earnings at Abington. This price will be reflective of 27 times those earnings, a little bit above where the mean and the median are in regards to recent transactions but the qualifier on that would be is that fact that Abington over the last 12 months has had some earnings static occurring as a result of restatement, and also as a result of some going time charges associated with the company. So we do believe that that pricing metric maybe a bit skewed.

On a price to book basis, this comes out to 2.2 times a book value of the company, which falls pretty much in line with the median and mean of recently completed company transaction. And when you look at the price to tangible booked, that too comes out fairly well, 2.7 versus 2.5 and 2.4 of the median and the mean but a core deposit premium basis, this transaction equates to 15% of a premium to core deposit, which comes in below recent transactions on the median and mean basis.

When you're looking at the estimated transactions cost associated with doing this acquisition, in total the pre-merger cost are estimated to be at $14.6 million. That is comprised of employee related cost of $6.2 million associated with contracts and benefits. $5.1 million estimated to be associated with technology and data conversion cost, and other integration. And another $3.4 million associated with the professional services, are provided by the investment bankers, the attorneys, and the accountants.

When we move to Page 11, the pro forma financial position of this company, I think presents a very compelling profile. Total assets will be $5.4 billion and that would be a 21% increase with the addition of the assets of Abington as of June 30th. Loans were also increased up to over 4 billion dollars or an increase of 11.5% from the numbers of Seacoast closed on June 30th.
The loan loss reserves will fall pretty much in line with what the coverage ratios of Seacoast to 46 million, which represent the coverage ratio of 114 basis points.

The intangible assets will go up as a result of this transaction, this will be done in a purchase accounting basis. Goodwill will be created, and as you can see the new goodwill is estimated to be at approximately $229 million collectively at the—at Seacoast Financial.
Deposits moved very nicely up to $3.5 billion, that's an increase of 23% when you layer in the deposit structure of Abington. And equity is estimated to be at approximately $511 million.

From a capital ratio perspective, equity to assets, we estimate to be at about 9.5%. Now that will be up to about 40 basis points from where Seacoast is as of June 30th. In tangible equity and leverage, and the leverage ratio, and the Tier 1 ratios, do come down a little bit because of the additional goodwill. You're looking at a 5.5 in tangible equity ratio of 7—a little over 7% on the leverage ratio in Tier 1 capital, at a 10.38%.

Asset quality remains very strong, when we look at the composition and the consolidation of the loans that are of questionable nature. This case here, 45 basis points is the resulting MPOs over loans. The reserve ratio still remained very strong 252%, and the loan loss reserves, as I've mentioned, will be at approximately 114—I mean 1.14% coverage ratio.

When we go to the next slide, which is Page 12 in the presentation, you can see that this acquisition further solidifies our position as the largest publicly traded Massachusetts thrift. We will move approximately 21% in total assets from $4.4 billion up to $5.4 billion, further securing that position.

On the next slide, which shows the deposit structures within the markets associated with the Abington transaction, you can see that this provides a noticeable improvement in regard to not only total outstandings but also in regards to our market share in three risk—three of the counties of which Abington now reside. Norfolk County deposits will be at approximately 473 million, Plymouth County is 721 million, and Suffolk County at 58 million.

The result of the acquisition of Abington improves up our ranking and we can see that if you compare us to where we were prior to the acquisition, we've moved up three spots as a result of the pro forma look at Norfolk. Another three spots as a result of the Plymouth deposits coming on board. And our—it's better than 12 spots in regards to where we will be in Suffolk County.
So again penetration into very good markets, contingent markets to where we are, we believe it has provided us with a very strategic opportunity here.

When we go to the next slide, which will be Page 14 of the presentation, I've touched upon the metrics associated with the asset quality. And you can see as a result of the pro forma the numbers come out very nicely, and the reserves appear to be very adequate to support any of those credit quality concern.

On Page 15, the low cost deposit mix—Kevin mentioned at the beginning of the presentation—that's one of the reasons we really were attracted to this acquisition was the fact that there was diversification of this—you provide—what provides diversification of the funding base.

Here you can see why, the $663 million or 23% growth that will be coming on a consolidated basis on to Seacoast does provide, we think, a very, very strong opportunity because of the core deposit structures that are currently on Abington's balance sheet today.

The change moves very mater—moves very nicely on the non-interest bearing and savings and money market account, and it comes down a little bit on the term deposit account. So again that does provide an added benefit going forward to us.
With that, I will turn it back to Kevin to summarize the presentation today.
Thank you very much.

Kevin Champagne:
I've mentioned earlier in my comments that the numbers that we're using here on the presentation are Abington's numbers and Seacoast numbers as of June 30. I also indicated that Abington had announced a restructuring program earlier this quarter.
And at this point, I'd like to ask Jim McDonough and Jim Hunt, if they would like to make just some quick comments about the nature of that restructuring effort.
James Hunt:	Jim McDonough just pointed over here, so this is Jim Hunt.

The—as Kevin said, we—the numbers that we used in this presentation reflects what we have reported publicly, assets of $950 million as of June 30th. And in very early September, we announced, or late August, the repositioning program that has been approved by our Board of Directors. And that transaction contemplated about $100 million de-leveraging program.

Our intent was to reduce both price and duration risk within the investment portfolio, by selling some of the high-risk securities. Also to reduce some higher cost federal home loan bank borrowings, by affecting some pre-payment penalties of the opportunity being presented by the rise in interest rates, that took place throughout much of the latter part of—or middle part of the third quarter. And basically downsized in the balance sheet, which would improve our capital ratios and improve our future range prospects because we would be eliminating some of those higher cost liabilities.

While I can't comment on the success or completion of the program today, I can advise you that we plan to release our earnings on Thursday of this week, Thursday morning. And we'll be hosting a conference call that afternoon, and would be delighted to review with you the results of the quarter and the results of the balance sheet repositioning program.
Kevin Champagne:	Thank you, Jim.

Last page in summary, I think one of the significant benefits here for the customers and folks at Abington is that they will—we'll be able to retain by way of Compass, a very strong community banking focused network. They will be able to benefit by many of the enhanced products and services. The expanded branch network, enhanced technology provided by Compass Bank, as well as the increase in lending capacity and lending limits that I've mentioned previously.

It also strengthens our presence, and as you saw in the slides that Frank talked about, in a very demographically attractive market of Plymouth County, we will have the Number 2—Number 3 position, very close to the Number 2 position.

There's some continuity and improvement in the core deposit funding levels of the resulting pro forma company, on a very conservative basis. We know this transaction will be substantively accretive to earnings, as well as the opportunity we're going forward to benefit from some of the restructuring and re-alignment activities that we would envision for assets on their—on the Abington balance sheet.

Again, I've hoped the shareholders will not lose sight of the fact that I think, following the consummation of this transaction, we will be able to boast of a non-replicable franchise. One whose attractiveness is significantly enhanced by this transaction. And one that would—I believe—have significantly greater interest among those who are looking to have a stronger regional presence in this part of the state.

And finally, as far as integration risk for whatever, I hope we were able to address the issues and concerns that anyone might have there about our proven track record, our ability to consolidate these companies effectively.

The existing management team that has been around here for the last 15 or more years is still on board. We have considerable experience in doing that. We have bolstered that—those folks with additional talents and resources. And additionally, we will contemplate going outside to bolster that with external resources. To make sure that the transition here is both seamless and successful.

At this point, I would simply like to acknowledge and thank the advisers that advised both Seacoast and Abington in this transaction, respectively at Seacoast, Ryan Beck, and Goodwin Procter, and at Abington, McConnell, Budd and Romano, and Foley Hoag.
And at this point, operator, I guess we can kind of open it up for questions.
Operator:	Thank you.
If you would like to ask a question, please press a 1 followed by the 4 on your touchtone phone.

All questions will be taken in the order that they're received. Again, that's the 1 followed by the 4 on your touchtone phone. And once again, to ask a question, please press 1-4 on your touchtone phone.
Our first question comes from Mr. Jarod Shaw. Go ahead, sir.
Jarod Shaw:	Good afternoon.
Kevin Champagne:	Good afternoon.
Jarod Shaw:	Congratulations on a—it looks like a good acquisition. I just had a few quick questions for you. Could you say what the approvals are that you're going to need for the transactions?
Kevin Champagne:
From Compass' perspective, we would need approval from the FDIC, the Federal Reserve Bank, the Commissioner of Banks office in Massachusetts, the Deposit Insurance fund in Massachusetts. Because we are a dual bank holding company, we need to submit an application before the Board of Bank Incorporation in Massachusetts, and—I'm missing in one—the Mass Housing Partnership Fund, I think is the final piece. That's the way it is in Massachusetts.
Jarod Shaw:	Okay, and then on the Abington side it's just a shareholder vote?
Kevin Champagne:	I believe so.
Jarod Shaw:	Okay. And are there any anticipated branch closings? Is there any branch overlap, I guess the different way to put it?
Kevin Champagne:
No. There is not, Jarod. We had in process a branch that we were very close to finalizing in the Kingston area, right off the Route 3 corridor, south of Boston. And when this transaction began to move a long we put that on hold and as a result, I think we'll forego that de novo office.

Jim's folks have a facility, just a matter of a mile or two down the road and so I think there's some economy or efficiency right there. They are contiguous franchises and just beginning to overlap but no material overlap.
Jarod Shaw:	Okay, great. And then finally, does Abington continue to plan or plan to continue to pay their regular dividends until closing?

Kevin Champagne:	Yes, they do. That's—when you see the final agreement—that's identified in the agreement.
Jarod Shaw:	Great. Thank you very much.
Kevin Champagne:	Thanks Jarod.
Operator:	Thank you.
Our next question is coming from Laurie Hunsicker. Go ahead.
Laurie Hunsicker:
Yeah. Hi, good afternoon. Just a couple of things, guess if you could comment because generally in terms of your goals from an MGA standpoint, obviously this acquisition was a really nice fill in. This is a great now that you all had presented. I guess that these are the kind of the guidance—where else are you looking? How big you want to be? Or just, you know, what the Bay State and now this transaction, if maybe you're going to let things digest, and also a long listing [unintelligible].

I guess from the standpoint of share buy-backs obviously you do have blackout periods but last we calculated there was about 300,000 shares remaining. If you could comment a little bit as to how aggressive you might be going forward, especially since you will be issuing some stock, and your own stock is certainly at a cheaper PE than the shares you're issuing?

And then I guess just a last thing with respect to '04, right now the consensus of '04 number is a $1.64. You had mentioned that this will be accretive in the first full year by 2%, and obviously you won't have a whole full year. I guess—how comfortable are you with that $1.64 number? Thanks.
Kevin Champagne:
The first question, if my memory serves me, is our view regarding future acquisitions? And I attempted to allude to in my comment—maybe I should have been a little more direct about that—but I think we view the resulting pro forma company as having a highly desirable footprint, and one from which we can grow and leverage at the company on a organic basis.
Laurie Hunsicker:	Okay. Great.
Kevin Champagne:	And then I don't think we would have to rely significantly, if at all on further acquisitions.

There may be several communities within the footprint that would scream out for a de novo office with Compass Bank somewhere. We typically have in our budget anywhere between three and five de novo offices a year, they kind of fill in communities where we see potential. And so that would probably still continue. But we would not be out to clearly focus on further acquisitions.
Laurie Hunsicker:	Okay.
Kevin Champagne:
With respect to buy-backs, I think—first off, we're going to have to wait on doing those, I think until the proxy statement. If—I don't have a lawyer around the table here, I think until the proxy statement is issued. So we'll effectively be in a blackout period until that time.
Third question was...
Frank Mascianica:
In regards to the earnings—the earnings estimates that we utilized. There are estimates out there today, Laurie, as you know we have not offered earnings guidance, you know, in previous quarters but in order to—for you to equate whatever, you know, metrics you may be using in your model, you're more than welcome to utilize the analyst to average, as they say at this point.

Kevin Champagne:	I think I could maybe a little more direct than Frank in that, you know, in our modeling here we used a $1.64 for 2004, for us.
Laurie Hunsicker:	For you? Okay. Okay, great. And then...
Frank Mascianica:	Thanks, Kevin.
Laurie Hunsicker:	And then—oh yeah, thank you, Kevin.
And then in terms of the 2% increase and that is for all of 2004, even though you're closing that kind of late in the first quarter or early second quarter?
Kevin Champagne:	I think that would...
Laurie Hunsicker:	Or was that 2% sort of a 12 month run rate after you close it?
Kevin Champagne:	That was the subsequent 12-month run rate there.
Laurie Hunsicker:	Okay. Okay. Great.

And then—I'm sorry. One last question, Kevin. Just going back to your buy back. Once you're out of the blackouts or, you know, as we look forward once this transaction is closed, I guess, how aggressive can we expect you to be in terms of re-purchasing shares?
Frank Mascianica:
I'll answer that, Laurie. I mean whenever we have come out of our blackout periods, had it not been restricted by an acquisition, our company philosophy has been that we attempt to buy, when we can and when the price is reasonable.

We certainly don't want to be driving the price but at the same time we want to make sure that we can help maintain liquidity in the market. So, we would continue to be buying back our shares, if and when the opportunity presents itself.
Laurie Hunsicker:	Okay. Thanks, Frank.
Kevin Champagne:	Let me just, you know, again I reiterate that we kind of view buy backs as a capital management tool and depending upon the relative price of those shares...
Frank Mascianica:	Right.
Kevin Champagne:	....we can be more or less aggressive, as the situation would warrant.
Frank Mascianica:	Uh-huh.
Laurie Hunsicker:	Sure. Okay. Thanks, Kevin. Thanks, Frank.
Kevin Champagne:	You're welcome.
Operator:	Thank you. Once again to ask a question, please press the 1 followed by the 4 on your touchtone phone. There'll be one moment. Again, that's the 1 followed by the 4.
Our first question comes form Mr. Paul Roukis. Go ahead.
Paul Roukis:	Yes. Good afternoon.
Can you elaborate a little bit on the time frame from when you can transition, I guess, Abington's balance sheet away from the securities portfolio to more loans?
Kevin Champagne:
Paul, I think that would largely depend upon whether the management of Abington saw some benefit or merit to do that prior to the effective date of the transaction. Or whether we commence that following, you know, the closure in maybe early second quarter of 2004.

I can tell you that we have not had discussions along those lines yet but undoubtedly would—we would have discussions with both Jim and Jim, about that going forward.
Paul Roukis:
Okay. And just on an unrelated note—I guess, you know, in terms of the capital allocation policies and speaking about the share buy-backs. You know, in terms of your capital ratios, in particular in tangible equity to assets. In the near term, do you think—I guess the priority will be to rebuild the capital ratios or do you feel pretty comfortable with where they're going to be pro forma once the deal is closed?
Kevin Champagne:	I think whether you're looking at the bank level or the holding company level. I think we're comfortable with them where we'll be well capitalized on all counts by our analysis.
Paul Roukis:	Okay. Very good. Thanks.
Operator:	Thank you. Our next question is coming from Ross Habermann. Go ahead.
Ross Habermann:	How are you gentlemen?
Frank Mascianica:	Ross, how are you?
Ross Habermann:	Nice acquisition.
Frank Mascianica:	Our friend from New York.
Ross Habermann:	Old friend, old and dear.
Frank, I have two quick questions. The cost of funds, could you compare yours to Abington? And is there much opportunity for bringing down your average cost of funds?
Frank Mascianica:
I think, without being too specific on that, Ross, as much as you would love me to be, one would conclude by the composition of our deposit base today. The fact that we have a little bit higher percentage of term deposit account, that our cost of funds would be running a little bit higher than Abington.
Obviously Abington's cost of funds were—because of the core deposits—majority of which they hold today—their pricing structure on those is materially less.
We will benefit—as I've mentioned in the presentation—by that deposit structure. And...
Kevin Champagne:
I think, Ross, one of the inherent benefits if your view of the future is one of rising interest rates, is that because they have close to 90% of those deposits in core deposits. Our run up in interest rates would not have the resulting effect...
Ross Habermann:	Uh-huh.
Kevin Champagne:	....on Abington's balance sheet that it might have on others.
So and again, that was one of the previously unmentioned benefits.
Ross Habermann:	Pro forma, does this makes the combined entity positively or—negatively gap sensitive—how does it lead you pro forma in terms of your—say your interest rate—your overall interest rate exposure?
Frank Mascianica:	From an interest rate risk perspective, I think it starts narrowing the negative gap that exist out there, Ross.
Ross Habermann:	Okay.

Frank Mascianica:	And it's not just because of the structure of our balance sheet but remember too, that the structure of Abington's balance sheet is one of predominant, a very high quadrants of investments.
Ross Habermann:	Okay.
Frank Mascianica:	They're running better than 40%.
Ross Habermann:	Uh-huh.
Frank Mascianica:
And the duration on those is obviously a lot shorter. I'm sure that Jim Hunt had comments on that but definitely, you know, they're—that provides, I think much needed shorter term assets on our balance sheet. So when you combine the two at least from the get go, it will help reduce the interest rate sensitivity of the transaction.
Ross Habermann:
And Kevin, just one final thing. You touched upon possible revenue enhancements, could you elaborate a little bit on that because they have products, which you don't have vice versa? And could you be pushing, you know, some of your, say your auto loan business through their system? You know, assuming that they don't have it?
Kevin Champagne:
I think, with respect to Abington's product vis-à-vis Compass's, I think, we probably offer similar products on the deposit side. I think the laundry list of options available on the commercial lending side and on the consumer side are probably a little bit greater here.
I think the biggest difference would be in the lending limit with respect to individual borrowers from $4 to $20 million.
Sorry, Ross, second part of the question?
Ross Habermann:	No. I just wanted to use one example. I know you do a lot of auto—auto related...
Kevin Champagne:	Oh, auto?
Ross Habermann:	....loans. Yeah. You know, do they have any of that? You know, for our [unintelligible]?
Kevin Champagne:	Exclusive of the Abington transaction, you know, about a little more than 25% of the loan on our balance sheet are originated and come from our indirect lending efforts.
Ross Habermann:	Right.
Kevin Champagne:	And today we do that from about 220 dealers in—throughout Massachusetts. The southern part of New Hampshire and throughout the state of Rhode Island.
So the affiliations or relationships we have with dealers within the footprint of Abington franchise already exist today.
Ross Habermann:	Okay.
Kevin Champagne:	And those are done and would be done exclusive of this transaction.
Ross Habermann:
I was just thinking if they don't offer those types of loans to their customers, is that a product that you could begin to offer to—through their offices to the customers? And are any of these revenue enhancements dig into your 2% rev—earnings accretion?
Kevin Champagne:	No. None of the potential revenue enhancements were factored into our estimate of a 2% accretion to earnings.

Ross Habermann:	Okay. Thanks a lot.
Kevin Champagne:
And those relationships, Ross, again I don't want to—to get you off on the wrong foot here—but those consumer auto relationships already exist today with many of the customers in Abington's marketplace.
Ross Habermann:	Okay. [Unintelligible].
Kevin Champagne:
The Compass is not a—an unknown name or an unknown entity there. And again, we lend throughout Massachusetts, especially south of Boston and especially in Plymouth County. So many of Abington's customers may very well have an automobile financed by Compass Bank already.
Ross Habermann:	I see, I see. Thanks a lot, thank you.
Kevin Champagne:	Thanks, Ross.
Frank Mascianica:	Thank you, Ross.
Operator:	Thank you our next question is coming from Laurie Hunsicker. Go ahead.
Laurie Hunsicker:
Yeah, hi. Just one more follow-up question. Is there a modeling out there for amortization? Obviously Bay State, this is the first full quarter that you had it, and then with Abington. We're coming up with about 3.5 million as far as the run rate—like a full year run rate once it closes, does that sound right?
Kevin Champagne:	I would decline to answer that question at this point, Laurie.
Laurie Hunsicker:	Okay. Is there any guidance you can kind of give us as far as our modeling or?
Kevin Champagne:
Yeah. The problem that I have, Laurie, is being—and being specific to you, is that fact that, you know, we haven't done a complete valuation at this point. We've only provided estimates in regards to, you know, the pro forma analysis.
Laurie Hunsicker:	Okay.
Kevin Champagne:
And I think, if and when the acquisition takes place—and we're hopeful that it will take place—that we will have a better, you know, sense in regard to those proper valuations. So, I guess I would leave that to further debate at this point.
Laurie Hunsicker:	Okay.
Kevin Champagne:
You got to appreciate, Laurie, that, you know, when we mark these assets to market, some five or six months hence, you now, it's significantly contingent upon where interest rates are or whatever. And that number is going to move on us.
Laurie Hunsicker:	Sure.
Kevin Champagne:	And we're reluctant to put a stake in the sand today, you know.
Laurie Hunsicker:	Okay. Okay, great. Thank you very much.
Operator:	Thank you. I'm showing no further questions or comments at this time.
Kevin Champagne:	Thank you very much.
Frank Mascianica:	Thank you very much.

END

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Moderator: Jim Rice October 21, 2003 2:00 pm ET